大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

05010320

26 July 2005

The U. S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 14 pages
(including this page)

SUPPL

Dear Sirs

RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited second quarter financial statement of the Group for 2005.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Patricia Ong
Deputy Company Secretary

enc.

c.c. Ms Karen Lefevre, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\gracewong\letter\MEDIA\2nd-quarter results.doc
UOL\3.2.3 (gw\nur)

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

UNITED OVERSEAS LAND LIMITED
Company Registration No. 196300438C

UNAUDITED SECOND QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2005	2004	+ / (-)	2005	2004	+ / (-)
		$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
Revenue	A	101,552	102,436	(1)	203,808	204,821	-
Cost of sales		(54,930)	(59,127)	(7)	(110,241)	(117,462)	(6)
Gross profit		46,622	43,309	8	93,567	87,359	7
Other operating income	B	34,021	34,136	-	39,580	39,461	-
Marketing and distribution expenses		(3,966)	(4,312)	(8)	(7,729)	(8,141)	(5)
Administrative expenses		(7,923)	(7,996)	(1)	(15,801)	(15,501)	2
Other operating expenses		(12,989)	(12,402)	5	(24,874)	(24,393)	2
Exceptional items	C	-	136	(100)	58	136	(57)
Finance income	D	3,550	909	291	8,333	1,331	526
Finance costs	E	(10,276)	(6,680)	54	(17,788)	(14,033)	27
Share of results of associated companies		(664)	339	(296)	(35)	699	(105)
Profit before tax	F	48,375	47,439	2	75,311	66,918	13
Income tax expense	G	(11,118)	(9,247)	20	(16,939)	(10,832)	56
Profit for the period		37,257	38,192	(2)	58,372	56,086	4
Attributable to:							
Equity holders of the Company		32,944	35,277	(7)	49,413	49,694	(1)
Minority interest		4,313	2,915	48	8,959	6,392	40
Profit for the period		37,257	38,192	(2)	58,372	56,086	4

1(a)(ii) Notes to the Income Statement

	Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2005	2004	+ / (-)	2005	2004	+ / (-)
	$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
A Turnover						
Revenue from property development	15,410	19,248	(20)	33,928	37,391	(9)
Revenue from property investments	23,520	26,216	(10)	48,194	52,860	(9)
Gross revenue from hotel operations	59,849	52,596	14	117,243	105,641	11
Revenue from trading, retail and management services	2,773	4,376	(37)	4,443	8,929	(50)
Revenue	101,552	102,436	(1)	203,808	204,821	-
Dividend income	27,178	29,491	(8)	27,178	30,251	(10)
Turnover	128,730	131,927	(2)	230,986	235,072	(2)
B Other operating income						
Dividend income	27,178	29,491	(8)	27,178	30,251	(10)
Service charges	1,518	1,227	24	2,841	2,420	17
Deferred income	830	2,132	(61)	1,649	4,250	(61)
Gain on valuation of option	3,038	-	n.m.	4,670	-	n.m.
Other income	1,457	1,286	13	3,242	2,540	28
	34,021	34,136	-	39,580	39,461	-
C Exceptional items						
Gain on disposal of subsidiaries	-	136	(100)	-	136	(100)
Gain on liquidation of subsidiaries (net)	-	-	-	58	-	n.m.
	-	136	(100)	58	136	(57)
D Finance income						
Interest income	3,111	650	379	6,030	1,331	353
Foreign exchange gain (net)	439	259	69	2,303	-	n.m.
	3,550	909	291	8,333	1,331	526
E Finance costs						
Interest expense	3,102	3,579	(13)	6,232	7,490	(17)
Dividend attributable to Noteholders upon exercise of Notes *	2,752	-	n.m.	2,752	-	n.m.
Amortisation of bond discount	4,422	3,101	43	8,804	6,201	42
Foreign exchange loss (net)	-	-	-	-	342	(100)
	10,276	6,680	54	17,788	14,033	27
F Profit before tax						
Profit before tax is stated after charging :						
Depreciation and amortisation	8,254	8,707	(5)	16,779	17,336	(3)
G Income tax expense						
The charge/ (credit) for taxation includes the following :						
Underprovision of tax in preceding financial years	-	318	(100)	-	318	(100)
Effect of change in tax rate from 22% to 20% on deferred income tax	-	-	-	-	(2,132)	(100)

n.m. : not meaningful

* Pursuant to the terms of the S$506,220,000 Zero Coupon Exchangeable Notes due September 2005 ("Notes") issued by the Company on 22 December 2004, Noteholders have the right to exchange their Notes for a pro-rata share of the Exchange Property which initially comprise 33,000,000 shares in the capital of United Overseas Bank Limited ("UOB"). The terms also provide inter-alia that any dividends declared during the term of the Notes by UOB in excess of $0.60 per UOB share shall be added to the Exchange Property. Arising from the distribution in specie by UOB of approximately 19.4% of the issued share capital of UOL to UOB's shareholders, an additional 1,207,228 UOL shares will be included in the Exchange Property. Although Noteholders shall only be entitled to a pro-rata share of the additional UOL shares forming part of the Exchange Property only if they exercise their exchange right, the Company has for prudence, made a provision for the value of the 1,207,228 UOL shares to be transferred to the Exchange Property based on the last done price of S$2.28 per UOL share on 30 June 2005. If Noteholders do not exercise their exchange right by maturity date, then the benefit of the 1,207,228 UOL shares shall accrue to the Company.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	30.06.05	31.12.04	30.06.05	31.12.04
	$'000	$'000 (restated)	$'000	$'000 (restated)
Non-current Assets				
Property, plant and equipment	623,483	610,540	1,253	1,371
Investment properties	1,502,874	1,500,945	210,649	209,522
Subsidiaries	-	-	1,177,739	1,038,333
Associated companies	49,678	47,238	400	400
Available-for-sale financial assets	371,995	296,309	77,508	48,811
Intangibles	14,566	13,491	-	-
Deferred income tax assets	6,777	6,652	-	-
	2,569,373	2,475,175	1,467,549	1,298,437
Current Assets				
Properties for sale under development	163,353	144,049	-	-
Developed properties for sale	-	3,733	-	-
Available-for-sale financial assets	375,081	81,881	375,081	81,881
Inventories	.4,572	4,581	-	-
Current income tax assets	1,444	1,963	-	-
Trade and other receivables	30,532	27,371	8,400	1,335
Other current assets	18,524	11,432	4,150	165
Cash and cash equivalents	547,826	727,906	465,929	632,962
	1,141,332	1,002,916	853,560	716,343
Current Liabilities				
Trade and other payables	75,257	85,624	6,732	6,269
Bank overdrafts	-	25	-	-
Bank loans	242,755	304,568	-	-
Zero Coupon Exchangeable Notes due September 2005	493,653	484,849	493,653	484,849
Derivative - option sold	11,238	15,908	11,238	15,908
Current income tax liabilities	97,734	94,761	78,852	77,543
	920,637	985,735	590,475	584,569
Net Current Assets	220,695	17,181	263,085	131,774
Non-current Liabilities				
Bank loans	195,094	266,432	-	-
Loans from subsidiaries	-	-	214,860	217,629
Loans from minority shareholders of subsidiaries	5,886	4,669	-	-
Rental deposits	12,111	12,460	1,232	1,301
Provision for retirement benefits	2,744	2,621	685	652
Deferred liability	1,675	3,268	-	-
Deferred income tax liabilities	118,998	57,741	70,025	11,385
	336,508	347,191	286,802	230,967
Net Assets	**2,453,560**	**2,145,165**	**1,443,832**	**1,199,244**
Capital & Reserves attributable to the Company's Equity Holders				
Share capital	793,116	793,055	793,116	793,055
Share premium	274,910	274,856	274,910	274,856
Reserves	581,346	271,154	328,317	64,194
Retained earnings	581,320	578,633	47,489	67,139
	2,230,692	1,917,698	1,443,832	1,199,244
Minority Interest	222,868	227,467	-	-
Total Equity	**2,453,560**	**2,145,165**	**1,443,832**	**1,199,244**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.6.05		As At 31.12.04	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	232,715	503,702	294,840	494,678
Amount repayable after one year	122,102	79,333	138,250	133,362

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the second quarter ended 30 June

	Notes	Group 2nd Qtr 2005	Group 2nd Qtr 2004 (restated)
Cash flows from operating activities		$'000	$'000
Profit before tax and share of results of associated companies		49,039	47,100
Adjustment for non-cash items		10,391	7,776
Loss on disposal of property, plant and equipment		174	104
Profit on sale of properties under development		(3,274)	(2,750)
Investment and interest income		(30,289)	(30,141)
Dividend attributable to Noteholders upon exercise of Notes		2,752	-
Interest expense		3,102	3,579
Operating cash flow before working capital changes		31,895	25,668
Change in operating assets and liabilities, net of effects from purchase and disposals of subsidiaries			
Receivables		7,095	17,077
Inventories		15	320
Rental deposits		(217)	(393)
Payables		(45)	419
		6,848	17,423
Progress billings	(i)	898	36,673
Expenditure on properties under development	(ii)	(12,590)	(72,507)
Retirement benefits paid		(11)	(26)
Income tax paid		(5,158)	(5,642)
Net cash from operating activities		21,882	1,589
Cash flows from investing activities			
Loans to associated companies		-	(66)
Purchase of non-marketable equity securities		-	(19)
Net proceeds from disposal of property, plant and equipment		151	117
Proceeds from return of capital from long-term investments		-	8,225
Proceeds from disposal of subsidiaries, net of cash disposed		-	1,697
Payment to minority shareholders for purchase of shares in subsidiaries	(iii)	(19,319)	-
Payment for interest in associated company		(21)	-
Purchase of property, plant and equipment and investment properties	(iv)	(11,791)	(5,672)
Retention monies released		(2,740)	(233)
Interest received		3,161	652
Dividends received		15,484	25,471
Net cash (used in) / from investing activities		(15,075)	30,172
Cash flows from financing activities			
Proceeds from issue of shares		55	112,009
Loans from minority shareholders of subsidiaries		441	3,150
Repayment of loan from associated company		197	-
Net borrowings		(33,222)	(52,699)
Interest paid		(2,329)	(2,312)
Dividends paid to shareholders of United Overseas Land Limited		(47,583)	(41,804)
Dividends paid to minority shareholders of subsidiaries		(2,286)	(1,548)
Net cash (used in) / from financing activities		(84,727)	16,796
Net (decrease) / increase in cash and cash equivalents		(77,920)	48,557
Cash and cash equivalents at 1 April		625,746	74,068
Cash and cash equivalents at 30 June	(v)	547,826	122,625

Notes to the Consolidated Cash Flow Statement

i. Progress billings

Progress billings in the second quarter were lower in the absence of billings from on-going development projects which were sold on a deferred payment basis. Progress billings for second quarter 2004 include those arising from the completion of the Novena Suites development.

ii. Expenditure on properties under development

The decrease in expenditure for properties under development in second quarter 2005 as compared to previous corresponding period is mainly due to the purchase of the properties known as Newton Court at Newton Road and the Princess' Flats at Kim Tian Road in 2004.

iii. Payment to minority shareholders for purchase of shares in subsidiaries

This represents acquisition of additional interest in Hotel Plaza Limited and Success City Pty Ltd.

iv. Purchase of property, plant and equipment and investment properties

The increase in expenditure for property, plant and equipment relates mainly to costs incurred for the conversion of the UOB Building, Xiamen, China, into a 5-star hotel.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30 Jun 05	30 Jun 04
	$'000	$'000
Cash at bank and on hand and fixed deposits	547,826	122,737
Less : Bank overdrafts	-	(112)
Cash and cash equivalents per consolidated cash flow statement	547,826	122,625

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the second quarter ended 30 June 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interest	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 April 2005	793,086	274,885	593,210	595,959	235,916	2,493,056
Currency translation differences	-	-	474	-	3,823	4,297
Profit for the period	-	-	-	32,944	4,313	37,257
Dividends relating to 2004	-	-	-	(47,583)	(2,286)	(49,869)
Acquisition of minority interests	-	-	-	-	(18,869)	(18,869)
Fair value loss on available-for-sale reserves	-	-	(13,075)	-	(29)	(13,104)
Employee share option scheme :						
- value of employee services	-	-	737	-	-	737
- proceeds from shares issued	30	25	-	-	-	55
Balance at 30 June 2005	793,116	274,910	581,346	581,320	222,868	2,453,560

Group Statement of Changes in Equity for the second quarter ended 30 June 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interest	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 April 2004	701,434	227,958	329,566	531,002	228,251	2,018,211
Currency translation differences	-	-	(2,154)	-	(2,290)	(4,444)
Profit for the period	-	-	-	35,277	2,915	38,192
Dividends relating to 2003	-	-	-	(41,804)	(1,548)	(43,352)
Disposal of subsidiaries	-	-	-	-	(1,174)	(1,174)
Employee share option scheme :						
- value of employee services	-	-	65	-	-	65
- proceeds from shares issued	519	345	-	-	-	864
Proceeds from exercise of Warrants 2004	88,916	22,229	-	-	-	111,145
Transfer from capital reserves upon exercise of Warrants 2004	-	22,508	(22,508)	-	-	-
Transfer of capital reserves to retained earnings upon expiry of UOL Warrants 2004	-	-	(405)	405	-	-
Balance at 30 June 2004	790,869	273,040	304,564	524,880	226,154	2,119,507

Company Statement of Changes in Equity for the second quarter ended 30 June 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 April 2005	793,086	274,885	328,354	66,836	1,463,161
Profit for the period	-	-	-	28,236	28,236
Dividends relating to 2004	-	-	-	(47,583)	(47,583)
Fair value loss on available-for-sale reserves	-	-	(774)	-	(774)
Employee share option scheme :					
- value of employee services	-	-	737	-	737
- proceeds from shares issued	30	25	-	-	55
Balance at 30 June 2005	793,116	274,910	328,317	47,489	1,443,832

Company Statement of Changes in Equity for the second quarter ended 30 June 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 April 2004	701,434	227,958	84,188	57,176	1,070,756
Profit for the period	-	-	-	25,942	25,942
Dividends relating to 2003	-	-	-	(41,804)	(41,804)
Employee share option scheme :					
- value of employee services	-	-	65	-	65
- proceeds from shares issued	519	345	-	-	864
Proceeds from exercise of Warrants 2004	88,916	22,229	-	-	111,145
Transfer from capital reserves upon exercise of Warrants 2004	-	22,508	(22,508)	-	-
Transfer of capital reserves to retained earnings upon expiry of UOL Warrants 2004	-	-	(405)	405	-
Balance at 30 June 2004	790,869	273,040	61,340	41,719	1,166,968

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 1 April 2005	793,086,154
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
2001 Options granted under the UOL 2000 Share Option Scheme	4,000
2002 Options granted under the UOL 2000 Share Option Scheme	18,000
2003 Options granted under the UOL 2000 Share Option Scheme	8,000
Issued capital as at 30 June 2005	793,116,154

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	30.06.05	30.06.04
Options granted under the UOL Executives Share Options Scheme and UOL 2000 Share Option Scheme :		
- 2000 Options during the option period from 15 May 2001 to 14 February 2005 at the exercise price of $1.24 per share	-	167,000
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the exercise price of $1.58 per share	12,000	400,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the exercise price of $1.81 per share	119,000	840,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the exercise price of $2.05 per share	414,000	1,475,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	1,204,000	1,334,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	1,378,000	-
	3,127,000	4,216,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standards on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

In 2005, the Group and the Company adopted the new and revised Financial Reporting Standards ("FRS") issued by the Council of Corporate Disclosure and Governance. Arising from the adoption of these FRS, 2004 comparatives have been amended, where required, in accordance with the relevant transitional provisions in the respective FRS.

A brief description of those FRS which have an impact on the financial statements of the Company and of the Group have been set out in the first quarter 2005 financial result announcement.

The adoption of these FRS did not have a material effect on the operating results for the second quarter of 2005 and for the half-year ended 30 June 2005.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2nd Quarter 2005	2nd Quarter 2004 (restated)
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 4.15	cents 5.00
(ii) On a fully diluted basis	cents 4.15	cents 5.00

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.06.05	31.12.04	30.06.05	31.12.04
		(restated)		(restated)
Net asset value per ordinary share	$2.81	$2.42	$1.82	$1.51
Net tangible asset backing per ordinary share	$2.79	$2.40	$1.82	$1.51

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the second quarter of 2005 was $101.6 million as compared to $102.4 million in the corresponding period of 2004. While revenue from hotel operations was higher, revenue from property investments and property development declined. Revenue from property investments was lower in the absence of income from the UOB Building in Xiamen, China and the UOL Building along Somerset Road, Singapore, which are undergoing conversion and redevelopment works respectively. Lower progressive revenues were recognised from development properties in the second quarter of 2005.

Dividend income declined following the sale of the 32.8 million ordinary shares in United Overseas Bank Limited ("UOB") in November 2004. Finance income increased benefiting from higher interest income on fixed deposits. The results of the associates were affected by the closure of the 25% owned Marina Mandarin Hotel for major refurbishment works in May 2005.

The Group achieved pre-tax profit of $48.4 million for the second quarter of 2005 or an increase of 2% as compared to the pre-tax profit of $47.4 million in the second quarter of 2004.

Group net after tax profit for the second quarter of 2005 was $37.3 million or 2% lower than the profit of $38.2 million in the corresponding period of 2004. Income tax expense for the second quarter of 2005 as compared to the second quarter of 2004 was higher due to certain expenses not being allowable for tax purposes.

For the six months ended 30 June 2005, the Group achieved pre-tax profit of $75.3 million, an increase of 13% as compared to the pre-tax profit of $66.9 million in the first half year of 2004. Profits from property development and hotel operations were higher while investment income was lower. Net after tax profit of the Group for the first half year of 2005 increased by 4% to $58.4 as compared to $56.1 million for the first half year of 2004 which included a credit adjustment of $2.1 million to deferred taxation to reflect the reduction in Singapore tax rate from 22% to 20%.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

As the Singapore economy continues to grow and business outlook remains good, occupancy and rental rates in the office and retail property sectors are expected to continue to improve. The recent relaxation of property-related policies by the Singapore government should help boost demand for residential properties.

The outlook for the hotel industry in Singapore and the region remains good, underpinned by a buoyant tourism sector. Against this background, the Group's hotel operations except for the hotel in Yangon are likely to see further improvement in profits.

So far, none of the holders of the Company's $506.22 million Zero Coupon Exchangeable Notes due September 2005 ("Notes) have exercised their rights to exchange the Notes into, amongst other things, shares of UOB. Should Noteholders decide to exchange the Notes into UOB Shares, the Group would realise a net gain from the disposal of the UOB Shares and such net gain would include a transfer from the Available-for-sale investment reserve to income statement.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the second quarter ended 30 June 2005.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
26 July 2005